[Logo] ATTORNEYS AT LAW	VINSON & ELKINS L.L.P. 3700 TRAMMELL CROW CENTER 2001 ROSS AVENUE DALLAS, TEXAS 75201-2975 TELEPHONE (214) 220-7700 FAX (214) 220-7716 www.velaw.com
P. Gregory Hidalgo Direct Dial (214) 220-7959 Direct Fax (214) 999-7959 ghidalgo@velaw.com

September 20, 2004

VIA FAX AND EDGAR

Securities and Exchange Commission
Mail Stop 0-405
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Pamela W. Carmody, Esq.

  Re:
  Trammell Crow Company
  Schedule TO-I filed September 3, 2004
  (File No. 5-52067)

Dear Ms. Carmody:

        We have filed on behalf of Trammell Crow Company (the "Company"), via direct transmission to the Securities and Exchange Commission's (the "Commission") EDGAR system, Amendment No. 1 (the "Amendment") to the above-referenced Schedule TO-I. The Amendment responds to legal comments from the Commission's staff (the "Staff") received by facsimile on September 14, 2004.

        We are faxing this letter to you concurrently with the EDGAR filing to facilitate the Staff's review. The Company is transmitting the "Tandy" letter requested by the Staff separately via fax and the EDGAR system.

        In order to expedite the Staff's review of the Company's responses, we have numbered and reproduced below the full text of the Staff's comments, each of which is followed by the Company's response. Unless otherwise defined herein, capitalized terms are used herein as defined in the Schedule TO-I. All paragraph references in the Company's responses are to paragraphs in the Amendment.

  Where can you find more information, page ii

        Comment No. 1: We note that the company intends to incorporate by reference documents filed from the date of the offer to purchase through the expiration of the offer. Please be aware that Schedule TO does not provide for forward incorporation and further confirm that any material change in information will be reported in an amendment to the Schedule TO pursuant to Rule 13e-4(c)(3) and will be disseminated pursuant to the requirements of Rule 13e-4(e)(3), as necessary

        Response No. 1:    The Company confirms that any material change in information will be reported in an amendment to the Schedule TO-I pursuant to Rule 13e-4(c)(3) and will be disseminated pursuant to the requirements of Rule 13e-4(e)(3).

        In what order will tendered shares be purchased?

        Comment No. 2: We note that the company intends to purchase shares from holders of fewer than 100 shares other than shares held through the 401(k) plan. Please advise us as to how this is consistent with Rule 13e-4(f)(3)(i).

        Response No. 2:    Rule 13e-4(f)(3)(i) excepts an odd-lot preference from the requirement that an issuer accept securities in an oversubscribed tender offer on a pro rata basis as long as the issuer accepts all securities tendered by odd-lot holders that own shares "beneficially or of record." Based on our survey of publicly available documents relating to issuer tender offers, it is common practice for issuers to exclude 401(k) plan shares from the odd-lot preference. We believe that the exclusion of 401(k) plan shares from the odd-lot preference is consistent with Rule 13e-4(f)(3)(i) based on the nature of participation in the Company's 401(k) plan and based on Rule 13e-4(h)(5)(i) and the policies underlying that rule.

        A plan participant that opts to invest in the Company's common stock through a 401(k) plan holds an interest in shares of the Company's common stock held in trust by the plan trustee. The nature of a plan participant's beneficial interest in this common stock differs significantly from ownership by a beneficial holder through a broker. For example, under the provisions of the 401(k) plan, the plan participant is not entitled to an in-kind distribution of the shares. Additionally, under existing case law, the plan trustee has fiduciary obligations to the participants in the plan. In connection with a tender offer, the plan trustee can consider a plan participant's preference to tender his or her interest in the shares, however, the law imposes an obligation that the trustee act in the best interest of the plan participants (setting their preferences aside) and the plan trustee can decline to tender shares if it determines that tendering is not in the best interest of plan participants. In the context of an odd-lot preference, the implication of this is that a plan participant does not ultimately control and may not know whether an odd-lot ultimately will be tendered. Yet, at the same time, a holder must tender all of his or her shares in order to be considered for the odd-lot preference. The consequence of this uncertainty is an extreme administrative burden on the Company in determining whether the conditions for an odd-lot preference have been satisfied by a 401(k) plan participant. We believe that if this were required it could result in the elimination of odd-lot preferences from issuer tender offers. Furthermore, plan participants who hold a combination of shares both inside and outside of the 401(k) plan could not participate as odd-lot holders if shares held through the 401(k) plan were considered for purposes of determining odd-lot holders because such persons could not tender all of their shares held through the 401(k) plan with certainty. As a result, these holders would be subject to proration, which, as discussed below, would be contrary to the purposes of the execution.

        In addition to the distinction with respect to the nature of ownership by 401(k) plan participants described above, we believe that the odd-lot preference in this situation is best viewed as an issuer odd-lot tender offer under Rule 13e-4(h)(5)(i) that is then followed by a general issuer tender offer subject to Rule 13e-4 (in which the plan participants are eligible to instruct the plan trust to tender with respect to their interest). The Commission's Rule 13e-4(h)(5)(i), adopted in Release No. 34-19988, dated July 21, 1983 (the "Release"), allows issuers to conduct an odd-lot tender offer that excludes plan participants (which term includes retirement and savings plans such as the Company's 401(k) plan) despite the "all-holders" rule set forth in Rule 13e-4(f)(8)(i). In the Release, the Commission authorized the exclusion of plan participants from an odd-lot tender offer, codifying actions taken in prior no-action letters as referenced in the Release, based on a number of propositions and conclusions, including the following:

  •
  the primary purpose of an odd-lot tender offer is to reduce the disproportionately high costs to the issuer of servicing large numbers of small shareholder accounts and to enable those shareholders to dispose of their securities without incurring the brokerage fees that normally attend odd-lot transactions;

  •
  an odd-lot holder's primary incentive to tender in an odd-lot tender offer is to avoid the brokerage fees normally charged for odd-lot transactions;

  •
  odd-lot tender offers do not require the substantive and procedural protections of Rule 13e-4 in part because they do not occur in contested situations and are not used as defensive tactics in response to third party tender offers;

  •
  reducing servicing costs to issuers and eliminating brokerage fees for shareholders are not relevant considerations in the context of company plans; and

  •
  the objective of eliminating small shareholder accounts is inconsistent with encouraging employees to continue to invest in a company, which is an objective of most company plans.

        We find the Commission's reasoning compelling with respect to the exclusion of plan shares from an odd-lot preference in a number of ways for several reasons: first, the elimination of odd-lots in the 401(k) plan does not significantly reduce disproportionately high servicing costs associated with large numbers of small shareholder accounts because the plan trustee holds the 401(k) plan's shares on an aggregate basis; second, plan participants do not incur brokerage fees for transactions within the 401(k) plan; and third, by permitting an investment in the Company's common stock through the 401(k) plan, the Company's objective is to encourage employees to continue to invest in the Company.

        4. Withdrawal Rights

        Comment No. 3: The last paragraph under this heading indicates that the depositary may retain shares if the company delays purchase of shares. Absent an extension of the offer, it is unclear when this would occur. Please advise.

        Response No. 3:    We have amended this paragraph in response to the Staff's comment to clarify that the right to delay payment is subject to Rule 13e-4(f)(5). Please see paragraph (1) of the Amendment.

        7. Certain Conditions of the Offer

        Comment No. 4: Please note that all conditions to an offer, other than necessary government approvals, must be satisfied or waived on or before the expiration date of the offer. The current disclosure is inappropriate because it implies that conditions could be satisfied or waived after the expiration date but before the acceptance of shares for payment. Please revise.

        Response No. 4:    We have amended the current disclosure in response to the Staff's comment. Please see paragraph (3) of the Amendment.

        Comment No. 5: The second to the last bullet includes a condition which may be so broad as to render the offer illusory. The condition appears to include both positive and negative effects on the company and without regard to any degree of materiality. Please revise your disclosure to clarify those changes or events that would trigger the condition.

        Response No. 5:    We have amended the second to last bullet, as well as the Summary Term Sheet, in response to the Staff's comment. Please see paragraphs (1) and (4) of the Amendment.

        Thank you for your assistance with this filing. If you have any questions or comments on the Amendment, please call the undersigned at your convenience at (214) 220-7959.

Sincerely,
/s/ P GREGORY HIDALGO P Gregory Hidalgo
cc:
J. Christopher Kirk [Trammell Crow Company]
Peter Douglas [Davis Polk & Wardwell]